                                                                     Exhibit 3.3


Amendments to the By-Laws of Sealed Air Corporation, effective
                               November 3, 1999.

                  RESOLVED that Sections 5.01 and 5.02 of the By-Laws of the Corporation shall be and are amended to read in their entirety as follows:

                  SECTION 5.01. SELECTION OF OFFICERS. The officers of the Corporation shall be chosen by the Board of Directors at its first meeting after each annual meeting of stockholders and shall be a chief executive officer, who shall be a director, a president, one or more vice presidents and a secretary. The Board of Directors may appoint such other officers, assistant officers and agents as it may determine. Any number of offices may be held by the same person.

                  SECTION 5.02. POWERS AND DUTIES IN GENERAL. The officers, assistant officers and agents shall each have such powers and perform such duties in the management of the affairs, property and business of the Corporation, subject to the control and limitation by the Board of Directors, as is designated by these By-Laws and as generally pertain to their respective offices, as well as such powers and duties as may be authorized from time to time by the Board of Directors.